August 26, 2011

VIA EDGAR (“corresp”)

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Mail Stop 3561

Washington, D.C. 20549-3561

Re:	United Continental Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 22, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Filed July 26, 2011

File No. 001-06033

United Air Lines, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 22, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Filed July 26, 2011

File No. 001-11355

Continental Airlines, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 22, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Filed July 26, 2011

File No. 001-10323

Dear Mr. Shenk:

This letter responds to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the United Continental Holdings, Inc. (“UAL”), United Air Lines, Inc. (“United”), and Continental Airlines, Inc. (“Continental”) and, together with UAL and United, (the “Company”) Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”) and Form 10-Q for the fiscal quarter ended June 30, 2011 (the “Second Quarter 2011 Form 10-Q”), as set forth in the Staff’s letter dated August 17, 2011. For your convenience, the Staff’s comment is repeated below in bold, with the Company’s response to the comment set forth immediately thereafter.

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Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Frequent Flyer Awards, page 63

1.	We note that prior to the merger between UAL and Continental, United and Continental maintained their own frequent flyer loyalty program. Based upon recent news articles, it appears that the United and Continental’s frequent flyer programs will be fully merged as of January 1, 2012, with United’s Mileage Plus program surviving as the company’s single loyalty plan. Based upon your disclosure in “Critical Accounting Policies,” the program rules related to United’s loyalty program have historically differed from the program rules of Continental’s loyalty program. For example, you specifically disclose that miles earned under United’s program have historically expired after eighteen months of inactivity; whereas, miles earned under Continental’s program did not historically expire. While we note that both United and Continental have historically recognized breakage for mileage credits that are not expected to be redeemed, it is not clear whether the expected rate of breakage or timing of recognition was similar for each entity’s program – particularly, given the difference in the mileage credit expiration policies applied by each program. In this regard, please tell us whether the merging of United and Continental’s loyalty programs is expected to materially impact the programs’ respective deferred revenue balances or the timing of breakage recognition for either program. In addition, tell us whether program participants’ ability to link their mileage credits from each program has or is likely to impact your estimate of the amount of breakage that is contained in the aggregated population of outstanding miles. In this regard, it would appear that the participants’ ability to link their individual program accounts may effectively result in a greater number of fully earned awards outstanding. Lastly, tell us whether the merging of the loyalty programs, or any anticipated changes to either program’s rules/policies, is expected to impact any of your other accounting estimates and policies. Based upon your response, please consider whether your MD&A should be revised in future filings to include additional quantitative or qualitative information regarding the impact of merging your loyalty plans.

Response. As disclosed in the Second Quarter 2011 Form 10-Q, the Company announced that the loyalty programs of United and Continental will be merging into one program with United’s MileagePlus program being the surviving loyalty program. The Company has yet to finalize any specific policies for the combined program including the expiration policy.

Both companies calculate a rate for mileage credits not expected to redeem (or “breakage rate”). The breakage rate used by each program in the revenue recognition process for 2011 is very similar with a difference of one percentage point. Although Continental has

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no expiration policy, a third party actuary has assisted us with estimating a breakage rate based on company specific customer experience that indicates when it is remote that the customer will require performance. This amount of breakage can be objectively and reliably estimated using company specific historical evidence. United’s breakage rate is based on actual expirations of miles in customer accounts over a number of years.

Once we finalize the policies for the combined programs, including policies regarding expiration, we will evaluate the impact on our results from any changes in the program and make appropriate disclosures. We do not currently anticipate there will be material changes in breakage due to the final expiration policies. We expect the combined MileagePlus policy decisions to be made before the end of the year.

Other Postretirement Benefit Accounting, page 68

2.	Please disclose the amounts by which your other postretirement benefit liability and other postretirement benefit expense could be expected to change if your estimate of the applicable discount rate was reduced.

Response. UAL’s weighted average discount rate used to determine its other postretirement benefit obligations as of December 31, 2010 was 5.13%. A one percentage point decrease in the weighted average discount rate would increase UAL’s postretirement benefit liability at December 31, 2010 by approximately $290 million and increase the estimated 2011 benefits expense by approximately $20 million. Given the immateriality, we do not consider this a required disclosure and will evaluate this for disclosure in our future Form 10-K filings.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Commodity Price Risk (Aircraft Fuel)

Fuel Costs, page 72

3.	Your tabular disclosure suggests that a $1 increase in the price per barrel of fuel would result in a decrease, rather than an increase, in the annual fuel expense of UAL, United, and Continental. Based upon footnote (b) to your table, it appears that this decrease in each entity’s absolute fuel costs may reflect the combined effect of the assumed $1 increase in the price per barrel of fuel and a projected decrease in fuel consumption for fiscal year 2011. However, given that the purpose of your table is to demonstrate your exposure to fluctuations in the price of fuel (i.e., on an isolated basis), please revise your disclosure to quantify the hypothetical impact of a $1 increase in the price per barrel of fuel on your fiscal year 2010 fuel expense, or advise.

In addition, please confirm for us whether or not the sensitivity data currently presented in your table does, in fact, assume a decline in UAL’s fuel consumption

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for fiscal year 2011. If so, please tell us the amount of the projected decline in fuel consumption and the factors that you expect to drive this decline (e.g., reduction in capacity). In addition, tell us how the consolidation of Continental for the entire year of 2011 versus one quarter of fiscal year 2010 was factored into the fuel projections used to determine your sensitivity data. Finally, to the extent that you expect a material reduction in fuel consumption for fiscal year 2011, please expand MD&A to discuss all related business trends – including, but not limited to, the factors expected to directly impact consumption levels.

Response. A $1 increase in the price per barrel of fuel would result in an increase in the annual fuel expense of UAL, United and Continental of $99 million, $57 million and $42 million, respectively, for 2011. The tabular disclosure of the increase in annual fuel expense was meant to denote a negative impact to earnings and was not meant to denote a decrease in annual fuel expense from a $1 increase in the price per barrel of fuel. We will change the presentation in the tabular disclosure in future Form 10-K filings.

The hypothetical impact of a $1 increase in the price per barrel on fuel expense for the year ended December 31, 2010 would be as follows (in millions):

	UAL (1)	United	Continental

Fuel Gallons Consumed (in millions)	2,798	2,390	1,681
Fuel Barrels Consumed (in millions)	67	57	40
$1 increase in the price per barrel on annual basis	$67	$57	$40

(1)	UAL includes only the fourth quarter 2010 results for Continental.

As a result of the application of the acquisition method of accounting, fuel expense for the year ended December 31, 2010 is not comparable to expected 2011 annual fuel expense for UAL since Continental’s fuel expense was only included in the UAL statements of consolidated operations for periods on or after October 1, 2010 and excludes fuel expense for periods prior to October 1, 2010. Therefore, on a pro forma basis, the hypothetical impact of a $1 increase in the price per barrel on fuel expense for the year ended December 31, 2010 would be as follows (in millions):

	UAL	United	Continental

Fuel Gallons Consumed (in millions)	4,071	2,390	1,681
Fuel Barrels Consumed (in millions)	97	57	40
$1 increase in the price per barrel on annual basis	$97	$57	$40

We note that Item 305(a)(1)(ii)(A) of Regulation S-K requires “sensitivity analysis disclosures that express the potential loss in future earnings, fair values, or cash flows of market risk sensitive instruments resulting from one or more selected hypothetical

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changes in interest rates, foreign currency exchange rates, commodity prices, and other relevant market rates or prices over a selected period of time.” We computed the hypothetical $1 increase in the price per barrel of fuel on annual fuel expense based on the expected future consumption for the year following the most recently completed fiscal year. Therefore, a hypothetical $1 increase in the price per barrel of fuel based on 2011 expected fuel consumption would result in the potential loss in future earnings, or an increase in 2011 annual fuel expense, as follows (in millions):

	UAL	United	Continental

Fuel Gallons Consumed (in millions)	4,148	2,380	1,768
Fuel Barrels Consumed (in millions)	99	57	42
$1 increase in the price per barrel on annual basis (a)	$99	$57	$42

(a)	As disclosed in the Company’s 2010 Form 10-K.

As indicated in the tables above, the Company is not assuming a decline in UAL’s fuel consumption for fiscal year 2011.

Item 8. Financial Statements and Supplemental Data

Statements of Consolidated Operations, page 80

4.

Please refer to the $64 million goodwill impairment credit that is reflected in the fiscal year 2010 statements of operations of both United Continental Holdings, Inc. (“UAL”) and United Air Lines, Inc (“United”). Based upon your MD&A disclosure on page 46 of your Form 10-K, it appears that the $64 million credit was recorded to correct the overstatement of your deferred tax liabilities (i.e., an error) that occurred when you applied fresh start accounting. In this regard, we note that you corrected this error in UAL and United’s fiscal year 2010 statements of operations, rather than in the financial statements for the period in which the error originally occurred, as you do not believe that the correction was material to the current or any prior period. Given that neither UAL nor United appears to have recognized income tax expense during fiscal year 2010, it appears that the correction of the error in such period may have increased both UAL and United’s reported net income by the entire $64 million. If so, the $64 million impairment credit would reflect (I) a 33.9% increase to the net income otherwise earned by UAL (i.e., from $189 million to $253 million) and (II) a 19.1% increase to the net income otherwise earned by United (i.e., from $335 million to $399 million). To the extent that such amounts reflect the actual impact of the impairment credit (i.e., the correction of the error) on UAL and United’s reported net income for fiscal year 2010, your decision to correct the prior period error in UAL and United’s fiscal year 2010 statements of operations does not appear to comply with the guidance outlined in Questions 1 and 2 of SAB 108. Under such circumstances, your accounting treatment also would not appear to comply with the general guidance outlined in FASB ASC 250-10-45-23.

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Given the observations noted above, we believe that it may have been appropriate for you to have corrected the aforementioned error in the financial statement period in which the error originally occurred. As such, please explain to us in further detail how you have determined that the impact of correcting your error in fiscal year 2010 was both quantitatively and qualitatively immaterial and provide us with a copy of your materiality analysis.

Response. During 2010, the Company determined that it overstated its deferred tax liabilities by approximately $64 million when it applied fresh start accounting upon its exit from Chapter 11 bankruptcy protection in 2006. Had the Company corrected this error in 2006 it would have resulted in a reduction to deferred tax liabilities and a corresponding reduction to goodwill. As a result, the Company’s 2008 goodwill impairment charge of $2.3 billion would have been reduced by $64 million. This adjustment was recorded during 2010 as a goodwill impairment charge (credit), which is consistent with how it would have been classified historically.

Management analyzed whether it should consider the $64 million adjustment to its deferred tax liability as a current period adjustment or as a correction of an error in previously issued financial statements (“EPFS”). The ASC Master Glossary defines an EPFS as An error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error. Management concluded that it should view the $64 million deferred tax liability adjustment as an EPFS.

As part of the Company’s considerations under SAB 99, Materiality (“SAB 99”), the Company evaluated the error from both a quantitative and qualitative perspective. Management’s quantitative evaluation of the materiality of the error considers a number of different measurements, including the impact of the error on net income. However, in 2010 management believed that net income was at break-even levels (net income represented approximately 1% and 2% of UAL and United’s revenues, respectively). Therefore, any amount measured as a percentage of net income would be a relatively large percentage of net income, even if considered immaterial based on all other quantitative and qualitative measures. Consequently, management weighted other materiality measurements much more heavily in its evaluation as discussed in more detail below.

Management believes it is also important to consider income from “normal operations” and to exclude special items as part of its analysis. Wall Street analysts typically focus on earnings from core operations and exclude special items from their earnings estimates. We provide non-GAAP financial measures and reconciliations to GAAP measures to assist with this analysis.

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Below is the quantitative analysis performed on the $64 million adjustment to determine its materiality to 2008 and 2010 (in millions except percentages):

UAL	Net income (loss)	Special items	Net income (loss) excluding special items	Error correction	Percentage of net income (loss) excluding special items
2008	$(5,396)	$(2,616)	$(2,780)	$64	2.3%
2010	$253	$(669)	$922	$64	6.9%

United	Net income (loss)	Special items	Net income (loss) excluding special items	Error correction	Percentage of net income (loss) excluding special items
2008	$(5,354)	$(2,616)	$(2,738)	$64	2.3%
2010	$399	$(468)	$867	$64	7.4%

	UAL Revenue	United Revenue	Error correction	Percentage of UAL revenue	Percentage of United revenue
2008	$20,194	$20,237	$64	0.3%	0.3%
2010	$23,229	$19,682	$64	0.3%	0.3%

UAL	Total assets	Total liabilities	Total equity	Percentage of total assets	Percentage of total liabilities	Percentage of total equity
2008	$19,465	$21,786	$(2,321)	0.3%	0.3%	2.8%
2010	$39,598	$37,871	$1,727	0.2%	0.2%	3.7%

United	Total assets	Total liabilities	Total equity	Percentage of total assets	Percentage of total liabilities	Percentage of total equity
2008	$19,635	$21,971	$(2,336)	0.3%	0.3%	2.7%
2010	$19,688	$21,665	$(1,977)	0.3%	0.3%	3.2%

Adjusting for special items, the $64 million adjustment is less than 7.5% of net income (loss) excluding special items for all years impacted. We do not consider amounts that are 7.5% or less of net income or net income excluding special items to be material in periods when net income is at or near break-even levels (as was the case in 2010). Additionally, in periods when net income is at or near break-even we also believe evaluating an adjustment as a percentage of revenue is relevant. In 2010, the error correction as a percentage of revenue is 0.3%, which we consider to be immaterial. The item was non-cash and had no impact on the cash flow statement for any year presented.

Management also considered the various factors noted in SAB 99 in determining whether other qualitative factors would render the error as material and concluded they were not present in any significant manner. Those factors and our assessment of each are as follows:

•	The misstatement did not mask a change in earnings or other trends

-	UAL and United had significant volatility in its earnings over the past 3 years

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-	Net income (loss) for UAL for the years ended December 31, 2010, 2009 and 2008 were $253 million, $(651) million and $(5.4) billion

-	Net income (loss) for United for the years ended December 31, 2010, 2009 and 2008 were $399 million, $(628) million and $(5.4) billion

•	The misstatement did not impact analysts’ consensus expectations for the enterprise

-	The $64 million was categorized as a “special charge” and separately identified on the face of the income statement and therefore backed out of analyst expectations

-

Analysts, investors and other financial statement users are primarily focused on revenue per available seat mile and cost per available seat mile performance and related trends. This was a non-cash adjustment to goodwill, and therefore did not impact their key metrics

•	The misstatement did not change a loss into income or vice versa

•	The misstatement did not affect our compliance with regulatory requirements

•	The misstatement did not affect our compliance with loan covenants or other contractual requirements

-	The Company’s financial covenants related to its debt agreements generally exclude non-cash charges such as this one

•	The misstatement did not affect management’s compensation

-	The adjustment increased earnings but compensation plans that are based on net income excluded the impact of this error correction

•	The misstatement did not involve concealment of an unlawful transaction

Management also considered the various factors noted in Questions 1 and 2 of SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. This adjustment is not material (as quantified above) to both 2008 and 2010 using either the “rollover” or “iron curtain” method. The amount of the error did not incrementally occur over time; therefore, we evaluated the impact of the total amount of the error on both the current and prior periods’ financial statements. The adjustment is not material, thus the guidance in FASB ASC 250-10-45-23 is not applicable.

Management presented this matter to the UAL Audit Committee on January 25, 2011. We also discussed this matter with our current and predecessor auditors (different audit firm for 2008). We concluded that the adjustment was not material to any affected years and was appropriately recorded in 2010.

Combined Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies

(b) Revenue Recognition, page 101

5.	With regard to the measurement and recognition of change fees, we note that your disclosure specifies that “the pricing of the change fee and the initial customer order

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are separately determined and represent distinct earnings processes. However, we also note that when changes and/or extensions to non-refundable tickets are processed, airlines oftentimes require their passengers to pay any differential between the price of the originally issued ticket and the price of the replacement ticket. In this regard, please tell us and revise your disclosure to specify, as appropriate, whether the proceeds attributable to any such differential in ticket price are recognized as revenue along with the change fee or are deferred, along with amounts related to the initial customer order, until the related air transportation has been provided.

Response. As disclosed, fees charged in association with changes or extensions to non-refundable tickets are recorded as revenue at the time the fee is charged. The fare on the changed ticket, including any additional collection, is deferred and recognized in accordance with our transportation revenue recognition policy at the time transportation is provided.

Note 17 – Commitments and Contingencies

Legal and Environmental Contingencies, page 157

6.	Based upon your disclosure in “Item 3” of your Form 10-K, it appears that various governmental jurisdictions have initiated proceedings against your company, alleging that your company has participated in a price-fixing conspiracy involving certain surcharges. In this regard, we also note that, on January 4, 2010, the Economic Law Secretariat of Brazil issued an opinion to the Administrative Counsel of Economic Defense recommending that civil penalties be assessed against all investigated parties, including United. Based upon the observations noted above, it appears that the likelihood that a related loss has been incurred could be deemed “reasonably possible,” as defined in the glossary of the Accounting Standards Codification. However, we note that the proceedings initiated by the various governmental entities have not been disclosed in Note 17 to your fiscal year 2010 financial statements. In this regard, please tell us what consideration you gave to the disclosure requirements outlined in FASB ASC 450-20-50-3 through 50-5. Alternatively, revise your footnote disclosure to discuss the nature of the proceedings against your company, as well as your exposure to loss, if estimable. Lastly, please tell us the amount of the civil penalties that the Economic Law Secretariat of Brazil has recommended for assessment against your company, if known.

Response. Pursuant to Item 103 of Regulation S-K of the Securities Act of 1933, as amended, the Company provided disclosure about various air cargo/passenger surcharge investigations conducted by each of the U.S. Department of Justice (the “DOJ”), the European Commission, and regulatory agencies in the countries of New Zealand and Brazil under Item 3., Legal Proceedings of its 2010 Form 10-K. While the Company regarded some, but not all, of these investigations as material pending legal proceedings for which disclosure was required under Item 103, the Company included disclosure on all of these investigations in Item 3 of the 2010 Form 10-K due to their similar scope and subject matter.

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As also disclosed in the 2010 Form 10-K, United was considered a source of information for the air cargo investigation conducted by the DOJ, and was not considered a target with respect to a possible price fixing conspiracy. Given the facts and circumstances of the investigation, the Company determined that under FASB ASC 450-20-50, the likelihood that a related loss would be incurred in connection with the DOJ investigation was remote and, therefore, neither an accrual for a loss contingency nor financial statement disclosure was required in Note 17 – Commitments and Contingencies of the 2010 Form 10-K. Consistent with that determination, the Company disclosed in its Form 10-Q for the fiscal quarter ended March 31, 2011 (the “First Quarter 2011 Form 10-Q”) that the DOJ’s investigation as it related to United was effectively brought to an end as of February 15, 2011.

As disclosed in the 2010 Form 10-K, the European Commission dismissed United from its price-fixing cartel investigation on November 12, 2010. The Company previously provided disclosure about the European Commission investigation in its Form 10-Q for the fiscal quarter ended September 30, 2010 in Note 13 – Commitments, Contingent Liabilities and Uncertainties, as a consequence of its determination at the time of the filing that the likelihood that a related loss would be incurred in connection with this investigation was reasonably possible under FASB ASC 450-20-50. However, as a result of the dismissal of the investigation in the fourth quarter of 2010, the Company determined that while disclosure was necessary under Item 3 of the 2010 Form 10-K to note the dismissal, under FASB ASC 450-20-50, neither an accrual for a loss contingency nor financial statement disclosure was required in Note 17 of the 2010 Form 10-K.

With respect to the investigation by the New Zealand Commerce Commission, the Company determined that based on the facts and circumstances of the investigation at the time of the 2010 Form 10-K filing, the likelihood that a related loss would be incurred in connection with this investigation was remote and, therefore, neither an accrual for a loss contingency nor financial statement disclosure was required under Note 17 of the 2010 Form 10-K. Consistent with this determination, in the First Quarter 2011 Form 10-Q, the Company disclosed that the New Zealand Commerce Commission discontinued its proceedings against United on March 18, 2011, effectively withdrawing its allegations of wrongdoing and bringing the investigation to an end.

With respect to the investigation in Brazil, although the Economic Law Secretariat of Brazil issued an opinion on January 4, 2010 recommending that civil penalties be assessed against all parties being investigated, including United, as of the date of the filing of the 2010 Form 10-K and as of the date of this letter, the Company is still awaiting the opinion of the Federal Public Prosecutor on whether its office agrees with that recommendation. Given the facts and circumstances of the investigation, the Company determined that the likelihood that a related loss would be incurred in connection with this investigation was remote and, therefore, neither an accrual for a loss

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contingency nor financial statement disclosure was required under FASB ASC 450-20-50 in Note 17 of the 2010 Form 10-K. As of the date of this letter, the Economic Law Secretariat of Brazil has not made a recommendation as to the specific amount of the civil penalties proposed to be assessed against United.

Contingent Senior Unsecured Notes, page 157

7.	Please revise your footnote disclosure regarding the Contingent Senior Unsecured Notes to clarify the following:

•	cash will not be received in exchange for any notes that you may be required to issue;

•	any issuances of the notes will result in a charge to earnings in the amount of the notes’ principal;

•	UAL common stock can only be issued in lieu of the notes if the issuance of the notes would cause a default under other securities then outstanding; and

•	semi-annual EBITDAR measurements could result in the issuance of up to two tranches of notes on a single issuance date;

In addition, please tell us how you plan to classify the payment of such liabilities in your statements of cash flows.

Response. The disclosure contained in our 2010 Form 10-K reflected that a triggering event requiring the issuance of a tranche of the 8% Notes had not yet occurred under the indenture governing the 8% Notes. We believe our disclosure in the 2010 Form 10-K was adequate based on the following considerations: 1) a triggering event (or even two triggering events in a year) would not result in a material amount of proceeds even if we were going to receive cash, 2) the charge to earnings upon a triggering event will be classified as “merger-related” and therefore excluded from the net income measurement used by most analysts, 3) we considered it remote at the time of the 2010 Form 10-K filing that issuing the notes would cause us to be in default of our other securities, and 4) we believe our disclosure adequately describes that there are potentially two triggering events each year.

Given that a triggering event occurred on June 30, 2011, we will disclose the cash flow treatment of the 8% Notes and the other items listed in the Staff’s comment above in our future Form 10-K filings.

We plan to treat the payment of the liabilities arising in connection with the 8% Notes as part of our cash flow from operating activities. Guidance from the SEC in March 2005 addressed the issue of cash flows related to settlements with the PBGC. According to the guidance, registrants that reorganize in bankruptcy often enter into agreements with the PBGC regarding their liability under employee benefit plans that provide for a settlement of the plan liability through an assumption by the PBGC. The agreements with the PBGC typically require that payments be made by the registrant at, and/or subsequent to, emergence from bankruptcy for the defined benefit plans that were assumed by the PBGC. Despite the fact that payments made to the PBGC pursuant to these agreements may continue for several years, the cash outflows should not be classified as financing activities in the statement of cash flows. The form of settlement of the pension liability does not change the substance of the activity for which cash is being paid to any other classification than as an operating activity.

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Item 9A. Controls and Procedures, page 170

8.	We note that your Form 10-K does not appear to include a report from management that addresses United Continental Holdings, Inc.’s internal control over financial reporting. Please amend your Form 10-K, as appropriate, or advise.

Response. The 2010 Form 10-K contained a report from management that addresses United’s internal control over financial reporting and Continental’s internal control over financial reporting, which encompasses the internal control environment for UAL’s operating entities. The 2010 Form 10-K inadvertently omitted the report from management that addresses UAL’s internal control over financial reporting. The Company will file an amendment to the 2010 Form 10-K that will consist of a cover page, an explanatory note, and a revised Item 9A. Controls and Procedures that will contain a report from management that addresses UAL’s report on internal control over financial reporting. This report is included below.

United Continental Holdings, Inc. Management Report on Internal Control Over Financial Reporting

February 22, 2011

To the Stockholders of United Continental Holdings, Inc.

Chicago, Illinois

The management of United Continental Holdings, Inc. (“UAL”) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and operating effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the framework set forth in Internal Control—Integrated Framework issued by the Committee of the Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal controls over financial reporting were effective as of December 31, 2010.

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Our independent registered public accounting firm, Ernst & Young LLP, who audited UAL’s consolidated financial statements included in this Form 10-K, has issued a report on UAL’s internal control over financial reporting, which is included herein.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

General

9.	Based on a Wall Street Journal article dated June 2, 2011, we note that the Federal Aviation Administration (the “FAA”) recently released an airworthiness directive requiring additional testing to determine whether aircraft seats manufactured by Japan’s Koito Industries, Ltd. comply with mandatory safety standards. Please tell us whether this matter is reasonably likely to be material to you.

Response. We have estimated the cost to comply with the FAA’s airworthiness directive to be less than $20 million. We would expect that cost to be fully reimbursed by Koito subject to their financial condition. In either event, we do not expect the matter is material enough to warrant disclosure in the Company’s financial statements.

Item 1. Financial Statements

Combined Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1. New Accounting Pronouncements

Passenger Tickets, page 15

10.	Your footnote disclosure suggests that, prior to the adoption of Accounting Standards Update 2009-13 (“ASU 2009-13”), revenue attributable to passenger ticket sales was allocated between mileage credits and air transportation using a residual value revenue model. More specifically, your footnote disclosure states that under your prior accounting policy you estimated and deferred the weighted-average fair value of miles that were issued in connection with the sale of air transportation and the residual amount of ticket proceeds was recognized as revenue at the time the air transportation was provided. However, your disclosure on pages 63 and 64 of your Form 10-K (i.e., within the “Critical Accounting Policies” section of MD&A) suggests that, prior to the adoption of ASU 2009-13, the fair value of the air transportation component of passenger ticket sales was determined based upon the equivalent ticket value of similar company fares and amounts paid to other airlines for air transportation. In this regard, we note that the disclosure contained in your Form 10-Q does not appear to be consistent with the disclosure that previously included in your Form 10-K. As such, please tell us whether the residual value method was used to allocate revenue to air transportation prior to the adoption of ASU 2009-13 and the specific impact that the adoption of ASU 2009-13 had on your accounting policy.

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Response. The Company used a residual value method prior to January 1, 2011 to allocate revenue between mileage credits and air transportation. As disclosed on pages 63 and 64 of our 2010 Form 10-K, our policy was to recognize a portion of the ticket sales as revenue when the air transportation occurred and defer a portion of the ticket sale that represented the fair value of the miles. The fair value of the miles was determined using the equivalent ticket value of similar company fares and amounts paid to other airlines for air transportation. The Company disclosed the methodology for valuing miles in the Second Quarter 2011 Form 10-Q as a weighted average fair value of miles and in the 2010 Form 10-K as the equivalent ticket value of similar company fares and amounts paid to other airlines for air transportation (but also refers to the methodology as one that represents “the fair value of miles”). The fair value of miles in both instances did include amounts paid to third parties for non-travel awards. Historically, redemption of mileage credits for non-travel awards amounted to less than 10% of total mileage credits redeemed. The 2010 Form 10-K contains a more comprehensive disclosure of the methodology and is not inconsistent with the disclosures in the Second Quarter 2011 Form 10-Q. The change to this methodology resulting from the required adoption of ASU 2009-13 with respect to air transportation transactions is discussed more fully in detail in our response to comment 11 below. The changes included both a required change to the methodology for determining the value of the mileage credits and the methodology for allocating revenue to the multiple elements using the relative selling price allocation method.

11.	We acknowledge that, in connection with the adoption of ASU 2009-13, a change from the “residual method” of allocating revenue between multiple deliverables to a “relative sales value” method would be appropriate. However, based upon your disclosure on page 107 of your fiscal year 2010 Form 10-K, it appears that the method and/or assumptions used to estimate the selling price of mileage credits may have also changed, as compared to the method and assumptions previously used to estimate the weighted average fair value of mileage credits. We note further that the combined impact of the change in the method of revenue allocation and the method used to estimate the selling price of the mileage credits, generally, appears to result in a decrease in the value ascribed to the mileage credit component of ticket sales and an increase to the amount of passenger revenue that you record at the time that air transportation is provided. In this regard, please tell us the extent to which the change in the proportion of revenue allocated to air transportation versus mileage credits is attributable to a change in the estimated value of mileage credits (i.e., as measured before performing the relative sales value allocation) versus the change in the method of revenue allocation (i.e., from the residual method to the relative selling price method).

In addition, if the assumptions and/or methodology used to estimate the selling price of mileage credits differ substantially from the assumptions or methodology previously used to estimate the weighted average fair value of mileage credits and any changes to the assumptions and/or methodology used have resulted in a substantially different estimated value for your mileage credits, please provide us with a detailed explanation of those changes to your accounting. For example, we note that as of and subsequent to January 1, 2011, the selling price of mileage credits has been estimated based upon the weighted average equivalent ticket value,

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adjusted by a sales discount to reflect factors such as the ultimate fulfillment expectations for miles sold to various customer groups. However, it is not clear to us if and how this method of estimating the selling price of miles differs from the manner in which you previously estimated the weighted average fair value of miles issued in connection with the sale of air transportation. In this regard, to the extent material, describe for us in detail (A) the differences in the specific assumptions used before and subsequent to the adoption of ASU 2009-13, (B) any differences in the application of those assumptions, (C) the reasons you believe that any revisions to your assumptions or the application of those assumptions better estimates the selling price of your mileage credits, and (D) any other information that you believe will further our understanding of the changes to your accounting. In addition, tell us how the ability of passengers to redeem miles for products and services other than free flights on your airlines (e.g., discounted or upgraded air travel and non-travel awards) was considered in both your prior estimates of the fair value of mileage credits and your current estimates of their selling price. Finally, as part of your response, tell us (i) your estimate of the weighted average fair value (i.e., the unit value) of mileage credits attributable to air transportation sold during the fourth quarter of fiscal year of 2010 and (ii) your estimate of the weighted-average selling price of the mileage credits attributable to air transportation sold during first quarter of fiscal year 2011. In this regard, also tell us whether the estimates of mileage selling prices differ for Continental and United. If so, please explain the reason why and by how much.

Please note that an example of how revenue was allocated between air transportation and mileage credits both before and after the adoption of ASU 2009-13 may facilitate a better understanding of the changes in your accounting treatment. As such, consider providing an example as part of your response.

Response. UAL operates both the MileagePlus and OnePass frequent flyer programs. The Company has identified two primary multiple element arrangements related to frequent flyer loyalty programs: a) the sale of passenger tickets for which frequent flyer loyalty credits are awarded and b) the sale of frequent flyer award credits to its various program partners, along with marketing and advertising related deliverables. Both of these arrangements qualify as multiple element revenue arrangements because each element has standalone value and the delivery of each undelivered element is considered probable and substantially within the control of the Company. While FASB ASC 605-25 specifically excludes loyalty programs from the scope of the standard, the Company has historically applied the guidance by analogy to its frequent flyer multiple element arrangements as acknowledged in paragraph 3.105 of the AICPA Airline Audit and Accounting Guide (“the Airline Guide”).

Prior to the adoption of ASU 2009-13 the Company allocated revenue between the travel portion of the ticket sale and the miles earned consistent with the residual method of FASB ASC 605-25. Under the residual method of accounting for passenger tickets the amount of consideration allocated to the delivered item (passenger travel) equals the total arrangement consideration less the aggregate fair value of the undelivered item (fair value of miles earned).

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The residual method previously used by the Company is no longer permitted under ASU 2009-13 Multiple-Deliverable Revenue Arrangements, effective January 1, 2011. Under ASU 2009-13, the Company is required to use the relative selling price method to allocate revenue to the separate elements of the arrangement and to adjust the valuation of the elements based on the guidance in the new standard. FASB ASC 605-25-30-2 states that, “Arrangement consideration shall be allocated at the inception of the arrangement to all deliverables on the basis of their relative selling price (the relative selling price method), except as specified in paragraphs FASB ASC 605-25-30-4 through 30-5. When applying the relative selling price method, the selling price for each deliverable shall be determined using vendor-specific objective evidence of selling price, if it exists; otherwise, third party evidence of selling price (as discussed in paragraph FASB ASC 605-25-30-6B). If neither vendor-specific objective evidence nor third-party evidence of selling price exists for a deliverable, the vendor shall use its best estimate of the selling price for that deliverable (as discussed in paragraph FASB ASC 605-25-30-6C) when applying the relative selling price method.”

The Company’s accounting policy prior to January 1, 2011 of accounting for miles earned with passenger tickets was based primarily on a fair value measurement of the mileage credits earned using a weighted average equivalent ticket value (“ETV”) that assigned a fair value to the miles and residual consideration to the passenger ticket as passenger revenue.

Paragraph 3.116 of the Airline Guide specifically allows ETV as an alternative to Vendor Specific Objective Evidence (“VSOE”) as the fair value of the deliverables in an arrangement. As stated in the Company’s 2010 Form 10-K, this method recorded the fair value of frequent flyer obligations using a weighted average ticket value of each outstanding mile, based upon projected redemption patterns for available award choices when such miles are consumed. The Company then deferred a portion of revenue from the sale of air services to record the fair value obligation of the miles earned. The remainder of the passenger sale that does not represent the fair value of the deferred mile was allocated to passenger revenue and was recognized when the related air transportation was provided.

Prior to the adoption of ASU 2009-13, the Company used ETV as an alternative to VSOE, given that VSOE and mileage credits were not available. ASU 2009-13 requires that entities use estimated selling price when VSOE is not available. Therefore, as the Company did not believe VSOE to be available, we have calculated the estimated selling price of mileage credits, and applied this estimate to the relative selling price allocation of passenger ticket transactions effective January 1, 2011.

The change in revenue recognition for passenger ticket transactions results exclusively from a change in the stand-alone selling price upon adoption of FASB ASC 605-25, specifically the application of the methodology used to determine the estimated selling price of the mileage credit. The application of the relative selling price allocation method versus the residual method did not have any significant impact on the allocation of revenue between the multiple elements for two primary reasons: a) the value of mileage

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credits are substantially smaller than the value of the passenger tickets (approximately 3% of the ticket value), and b) the sales price of our tickets generally does not vary based on whether a passenger elects to receive miles as part of the transaction. Approximately one third of revenue passenger miles participate in the MileagePlus or OnePass programs and therefore receive miles in connection with the travel. However, in substantially all of our distribution channels, the price of the travel for those passengers electing to participate and receive mileage credits and those not receiving mileage credits is identical. These two factors, as illustrated in the table below, result in no significant difference in the revenue allocation under either the residual method or the relative selling price method.

A	Weighted Average Ticket Fare	$282.99
B	Average # of earned miles per flight	1,485
C	ETV (cents per mile)	0.60
B*C=D	Mileage Value	$8.91

	Relative Selling Price Method
D/(D+A)	Mileage Value	3.1%
A/(D+A)	Ticket Value	96.9%

	Residual Method
D/A	Mileage Value	3.2%
(A-D)/A	Ticket Value	96.8%

	Difference (in percentage points)	0.1%

The following provides a brief overview of the application of the new standard to compute the estimated selling price versus our prior computation. As described above and included in the 2010 Form 10-K under Critical Accounting Policies, ETV was historically computed based on similar company fares and amounts paid to other airlines for air transportation. The Company did not believe the historical computation of ETV was equivalent to the estimated selling price methodology now required under FASB ASC 605-25, as it did not represent a price at which it would sell the mileage credits (exclusive of the advertising brand and other related components). The Company believes ETV is not a proxy for estimated selling price because it did not include a factor representing how many of the credits were ultimately required to be fulfilled (i.e. actual travel or non-travel services provided to satisfy the mileage credits). In applying the estimated selling price guidance, we concluded that the price for which we would sell mileage credits should reflect the consideration that a certain percentage of mileage credits will never have to be settled. We refer to this as a fulfillment discount. As a result we adjusted our historical ETV by a fulfillment discount to arrive at the new estimated selling price. As a result, the ETV was adjusted to consider a fulfillment discount of 37%, which is based on historical experience with this population of mileage credits.

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The fulfillment discount is the primary reason why the mileage credit component of tickets sales decreased, which resulted in an increase for revenue recorded at the time the air transportation is provided. The value of each mile earned by passengers during the fourth quarter 2010 for UAL was 0.95 cents per mile versus a value of 0.60 cents per mile for the first quarter of 2011 related to tickets sold after January 1, 2011. The rate used by United and Continental was less than 3% from the combined UAL average rate.

12.	Given the recent increase in the use of fuel surcharges to offset rising fuel costs, please tell us how those fuel surcharges are factored into your estimates of the selling prices of both the air transportation and mileage credit components (i.e., the revenue components) of your passenger ticket sales. Consider providing an example as part of your response. Furthermore, if fluctuations in future fuel surcharges could result in material changes in the allocation of revenue between air transportation and mileage credits, please expand your disclosure in “Critical Accounting Policies” to discuss this uncertainty and its potential impact on revenue recognition and/or UAL, United, and Continental’s reported results. Please provide your proposed expanded disclosure, if applicable.

Response. Both companies incorporate the fuel surcharge as part of the ETV determined under both our historical and current accounting, as described above in the response to comment 11. The fuel surcharge has been part of the calculation of ETV since adoption of deferred revenue accounting effective February 1, 2006 (and effective since October 1, 2010 for Continental). Although changes in the fuel surcharge do impact the ETV, the much larger driver of changes in ETV are overall changes in yield and the general fare environment in which we operate. Historically, changes in fares (including fuel surcharges) have not materially impacted the allocation of revenue between air transportation and mileage credits as both the ETV and average fares elements tend to move in the same direction and at similar rates.

Co-branded Credit Card Partner Mileage Sales, page 16

13.	We note that, on June 9, 2011, United and Continental’s individual contracts to sell frequent flyer miles to their co-branded credit card partner, Chase Bank (“Chase”), were modified and merged into a single agreement. Based upon your disclosure, the application of ASU 2009-13 to the new contract with Chase appears to have resulted in the identification of additional revenue elements, a reduction to the value/proportion of revenue ascribed to the deferred air transportation deliverables, and an increase to the value/proportion of revenue ascribed to marketing-relating deliverables. In addition, we note that the application of the transition provisions of ASU 2009-13 resulted in UAL, United, and Continental recognizing special revenue items of $107 million, $88 million, and $19 million, respectively, during the quarterly period ended June 30, 2011. Finally, we note that you have estimated that the application of ASU 2009-13 to the new credit card agreement could result in a $70 million increase to the amount of “other revenue” recognized during each quarter, while the decline in passenger revenue is only expected to approximately $20 million per quarter for the remainder of the year.

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Given the observations noted above, please tell us whether the adoption of ASU 2009-13 resulted in any changes to the actual assumptions used to value/estimate the selling price of mileage credits (i.e., as measured prior to performing the relative sales value allocation). If so, please tell us the nature of the assumptions that changed, the specific changes made to those assumptions, the impact of the changes on the estimated value/selling price of mileage credits (e.g., the impact on unit value and/or the aggregate value of mileage credits outstanding under the modified credit card agreement), and why the adoption of ASU 2009-13 triggered such changes. In this regard, also tell us why you believe that any changes to your assumptions result in a better estimate of the selling price of the mileage credits.

In addition, given that the disclosure on page 69 of your fiscal year 2010 Form 10-K suggests that advertising, branding services, and access to frequent flyer member lists were previously accounted for as a single “marketing” deliverable under both United and Continental’s prior co-branded credit card agreements, please tell us the reason that you believe each of those services represents a separate deliverable under the guidance provided in ASU 2009-13. In this regard, also tell us (i) the manner in which you have estimated the selling price of each marketing deliverable, (ii) the proportion of “marketing” revenue allocated to each deliverable, (iii) the respective timing of revenue recognition for each marketing deliverable, and (iv) whether the identification of additional deliverables has resulted in the allocation of a greater proportion of total contract revenue to “marketing” services in the aggregate. Similarly, given that revenue amounts, which were previously allocated to a single “air transportation” deliverable, are now separately allocated to air transportation, baggage services, and airport lounge services, please tell us (a) whether mileage credits can be and are expected to be redeemed specifically for baggage services and lounge usage (i.e., exclusive of any mileage credits redeemed specifically for a passenger ticket), (b) the proportion of mileage credits that is expected to be redeemed explicitly for baggage services and lounge usage, if applicable, (c) the manner in which you estimate the selling price of baggage services and lounge usage, or those mileage credits expected to be redeemed for such services, if applicable, and (d) whether baggage services and lounge usage revenue is recognized upon redemption of mileage credits used specifically for those services, the redemption of mileage credits for the purchase of a customer ticket, both of the aforementioned redemption events, or based upon another earnings process that you have deemed to be more appropriate.

Please note that an example of how revenue was allocated between the marketing element(s) and mileage credits/air transportation element(s) both before and after the adoption of ASU 2009-13 may facilitate a better understanding of the changes in your accounting treatment. As such, consider providing an example as part of your response. In addition, please tell us whether the modification and merger of United and Continental’s co-branded credit card agreements resulted in any material changes to the applicable contract terms (e.g., changes in the total number of

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frequent miles that will be sold or the total cash your company will receive). If so, separately quantify for us the impact that those changes had on the amount of “other revenue” expected to be recognized in future quarters.

Response. As disclosed in the Second Quarter 2011 Form 10-Q, we amended and combined the historical United and Continental Co-branded credit card agreements with Chase, under which we sell both MileagePlus and OnePass miles and certain other deliverables (the amended agreement is herein referred to as the “Agreement”). At the time we completed the Agreement we concluded that it represented a material modification and was therefore within the scope of ASU 2009-13. The pre-merger Continental contract contained a provision that required renegotiation in the case of a merger. The counterparty did not force the termination of the contract but entered into good faith negotiations with UAL to reach a new agreement, which would allow the Company to realize synergies from the two programs. Some of the factors considered in the material modification are as follows:

•	The additional pre-purchased miles of $200 million provided for in the contract represents a significant change in the total arrangement consideration that is more than insignificant

•	The addition of new elements specifically lounge passes for both companies and baggage fees for United

•	A small increase in the price of mileage credits

•	The terms related to Continental’s credit and debit card pre-purchased miles were changed

•	The contract term for the OnePass program was extended by one year

Valuation of the new deliverables under the Agreement

Per FASB ASC 605-25-25-5, “In an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if both of the following criteria are met:

a)	The delivered item or items have value to the customer on a standalone basis. The item or items have value on standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

b)	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.”

ASU 2009-13 requires the Company to value each element of the contract, which is a separate deliverable, and allocate the arrangement consideration to all deliverables on the basis of their relative selling price (the relative selling price method) at the inception of the arrangement. In order to calculate the estimated selling prices and complete the

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relative selling price allocation required by ASU 2009-13, the Company hired an independent third party valuation specialist to assist in the valuation of the identified deliverable elements in the Agreement.

Prior to the implementation of ASU 2009-13, revenue related to the Agreement for the sale of miles was allocated by United and Continental as follows: approximately 35% of the revenue for each mile sold was recognized immediately upon sale for the marketing related elements that were earned at the time of the mile sale, while 65% of the revenue for each mile sold was deferred and recognized at a later date when the mile was redeemed for award travel or as a component of our breakage revenue recognition. With respect to your comment about the previous accounting for this agreement as a single marketing deliverable, our 2010 Form 10-K states that “the company may also provide marketing services with the sale of miles, which, depending on the particular customer, may include advertising and branding services, access to the program member lists and other services” (Critical Accounting Policies, Frequent Flyer Awards, Marketing- Related element). We have always treated these items as separate deliverables both before and after the adoption of ASU 2009-13. However, accounting for the marketing services separately was not necessary because all marketing services were provided at the same time. The table below sets forth both the valuation methodology and the resulting allocation to the elements, as well as the timing of recognition for each of the attributes after the application of ASU 2009-13.

•	Mileage Credits	51.5%
•	Use of United Brand and Access to Member Lists	36.7%
•	Lounge Passes and Memberships	5.7%
•	Baggage Fees	4.1%
•	Advertising Elements	2.0%

	Total	100.0%

The valuation technique and revenue recognition for each of the elements was as follows:

Deliverable	Basis for Valuation	Revenue Recognition Policy
Mileage credits – provided to Chase cardholders based on level of purchases.	Estimated mileage credits sold at the estimated selling price determined as described above in the response to question No. 11, except that the fulfillment discount is based on a specific credit card population and a volume selling price discount was	Allocated value is deferred and recognized when the mile is redeemed for award travel in accordance with our breakage policy.

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also included to consider a discount we provide for companies purchasing the volume of travel that is being sold under the Agreement.

United Brand and Access to Member Lists– the use of the United Brand on the credit card and access to the MileagePlus and OnePass customer lists.	Estimated revenues the Company would receive if we charged a royalty rate to use the Company brand and obtain access to our customer list to market Chase products.	Revenue is recognized when payment is received from the successful use of the brand and list.

Lounge Passes and Memberships- certain Chase cardholders receive varying levels of lounge access at no charge for which Chase pays the Company a discounted fee.	Estimated lounge access to be used at our market rates for lounge access.	Revenue is recognized on a per unit basis for airport lounge passes when issued and for annual lounge memberships ratably over the one year life.

Baggage Fees – certain Chase cardholders check bags for no charge for which Chase pays the Company a discounted fee.	Estimated number of bags checked by passengers under the agreement at the market rate for bag fees.	Revenue is recognized on a per unit basis when bags are checked that are covered under the agreement. Mileage credits cannot be used to pay for baggage fees.

Advertising Elements - specific advertising provided in the agreement including website, call centers, and printed material.	Third party sales of advertising elements applied to estimated deliverables committed to be provided under the contract	Revenue is recorded when service is provided.

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The attached table shows a comparison of the revenue recognized using an illustrative value of $1 for both the pre ASU 2009-13 residual value method and the post ASU 2009-13 relative sales value (“RSV”) allocation method. The result of the valuation was that the sum of the individual elements of the contract exceeded the per mile price of the bundled products with the marketing element making up most of this change since the equivalent ticket value remained unchanged. The results in the table are directionally consistent with the results from the study, but are for illustrative purposes only and do not represent actual numbers from our Chase contract due to confidentiality, but the percentages do reflect the actual allocation of revenue:

	Pre-ASU 2009-13	Post ASU 2009-13
	Residual Method	Estimated RSV	Allocation RSV	Final Allocated RSV
Selling Price per Mile (cents)	1.00			1.00

Equivalent Ticket Value	.65	.65

Less Adjustment for Volume and Fulfillment Discount		(.06)

Estimated Selling Price of Air Transportation Element	.65	.59	51.5%

Equivalent Ticket Value Deferred	.65			.52

Estimated Selling Price of Other Elements Combined		.65	48.5%	.48

Total Selling Price of Multiple Deliverables		$1.24

Residual Value of Other Elements	.35

As a result of the higher percentage of marketing elements under ASU 2009-13 (48% vs. the 35% under the prior accounting), we are expecting a shift from Passenger Revenue to Other Revenue (all the brand, marketing, lounge and baggage elements are classified as Other Revenue while the revenue from mileage rewards is recorded as Passenger Revenue when the air transportation is provided to the passenger). Many of the marketing elements are recognized when services are delivered as opposed to the deferral of mileage credits to match the travel date. We disclosed an estimate of $70 million per quarter of incremental Other Revenue and $20 million of less Passenger Revenue per quarter based on a computation of the revenue estimate under ASU 2009-13 as compared to the prior accounting under FASB ASC 605-25. These expected changes were primarily a result of the adoption of ASU 2009-13 rather than from the new agreement with Chase.

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With respect to the preceding responses, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this letter, the Company would appreciate the opportunity to discuss the comments with the Staff. Please direct any questions about this letter to me at (312) 997-2919 or Chris Kenny at (312) 997-2926.

Sincerely,

/s/ Zane C. Rowe
Zane C. Rowe
Executive Vice President and
Chief Financial Officer

cc:	Jeffery A. Smisek

Brett J. Hart

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